UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the Fiscal Year Ended: December 31, 2007

Or

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the Transition Period from ________________ to ___________________.

Commission File Number: 000-23971

A.	Full title of the plan and the address of the plan, if different from that of the issuer named above:

Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Financial Statements

December 31, 2007

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the
Citizens South Bank Employees’ Savings & Profit Sharing Plan
Gastonia, North Carolina

We have audited the accompanying statements of Net Assets Available for Benefits of the Citizens South Bank Employees’ Savings & Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements of the Plan based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, as of December 31, 2007 and 2006 present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
June 27, 2008

Citizens South Bank
Employees' Savings and Profit Sharing
Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments:
Investments, at fair value	$6,899,406	$7,033,333
Participant loans	160,884	127,426
Total investments	7,060,290	7,160,759

Receivables:
Participants' contributions	18,432	16,694
Employer contributions	6,657	6,078
Securities sold	9,430	20,702
Other receivables	825	870

Total receivables	35,344	44,344

Total Assets	7,095,634	7,205,103

Liabilities
Securities purchased and adminstrative expenses	10,299	29,008

Total Liabilities	10,299	29,008

Net assets available for benefits	$7,085,335	$7,176,095

See notes to financial statements

Citizens South Bank
Employees' Savings and Profit Sharing
Plan and Trust

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

2007

Additions:
Investment activity:
Net depreciation in fair value of investments	$(565,159)
Interest and dividends	122,010
Total investment gain	(443,149)

Contributions:
Employer contributions	182,664
Participant contributions	479,895
Total contributions	662,559

Deductions:
Benefits paid directly to participants	266,719
Administrative expenses	43,451
Total deductions	310,170

Net decrease	(90,760)

Net assets available for benefits
Beginning of year	7,176,095
End of year	$7,085,335

See notes to financial statements

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2007

Note 1 – Description of Plan

The following description of the Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan that covers all full-time employees of Citizens South Bank (the “Company”) who have completed three months of service and have attained the age of 18 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year participants may contribute any percentage of pretax annual compensation to the Plan, not to exceed the lesser of 75% of Plan Salary (defined as the employee’s basic salary rate, plus overtime, bonus, and commissions) or the annual maximum contribution as defined by United States Treasury Regulations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make matching contributions equal to a discretionary percentage determined by the Company. For the year ended December 31, 2007, the Company contributed 50% of the first 6% of Plan Salary that a participant contributed to the Plan. The Company may also make profit-sharing contributions to the Plan at the discretion of the Company’s Board of Directors. Profit-sharing contributions are allocated to participants in the same ratio as a participant’s compensation, as defined, bears to the total compensation of all participants. Profit sharing contributions were not made for 2007. All contributions are subject to certain limitations.

Participant accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into up to 16 various investment options offered by the Plan. Company contributions are automatically invested in the same investment options directed for the investment of the employee contributions. If no investment direction is given, all contributions from participants and the Company are invested in the Short Term Investment Fund (Money Market Fund), which is one of the Plan’s bond/fixed income funds. The Plan currently offers nine stock funds, three bond/fixed income funds, three asset allocation funds, and the Citizens South Banking Corporation (CSBC) Employer Stock Fund as investment options for participants. The CSBC Employer Stock Fund is managed by The Bank of New York, as Trustee. State Street Global Advisors is the investment manager for all other funds and is the provider of benchmark index returns. Participants may change or transfer their investment options at any time via telephone or the internet or by written request via fax or mail.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2007

Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus investment earnings thereon. Vesting in the Company matching and discretionary profit sharing contributions of their accounts is based on years of continuous service. A participant is fully vested after three years of service (cliff vesting) or upon death, approved disability, or attainment of age 65 while employed with the Company. Any years of employment prior to attaining the age of 18 are excluded for vesting purposes. Employment with previously acquired companies is included for the purpose of vesting.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of a maximum of $50,000 or 50 percent of their vested account balance, reduced by the highest outstanding loan balance(s) from the Plan during the preceding 12 months. The loans are secured by the balances in the participant’s accounts and bear interest at the Barron’s Prime Rate plus 1%, fixed on the date of the disbursement of the loan, which is deemed to be based upon prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Pentegra Services, Inc. collects from the participant a $50.00 origination fee and a $40.00 annual administration fee that are subtracted from the participant’s account. Principal and interest are paid ratably through semi-monthly payroll deductions and credited to the loan account monthly.

Payment of benefits - Upon termination of service, a participant will receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. If no such request is made, distribution is made at normal retirement age.

Forfeitures - At December 31, 2007 and 2006, forfeited non-vested accounts derived from employer contributions were $20,612 and $12,715, respectively. Forfeited non-vested accounts derived from employer matching contributions accounts may be used to reduce future employer matching contributions or may be allocated to participants as profit sharing contributions. Forfeited non-vested accounts derived from the Company’s profit sharing contributions may be added to any Company profit-sharing contributions or allocated to participants as additional profit sharing contributions. Forfeited contributions are allocated to participants in the same ratio as a participant’s compensation bears to the total compensation of all participants. During 2007, $7,392 of forfeited non-vested derived from employer contributions accounts were allocated to participants.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2007

Note 2 – Summary of significant accounting policies and activities

Basis of accounting - The Plan’s financial statements are prepared using the accrual method of accounting except for the payment of participant benefits which are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires the plan administrator and plan sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties - The Plan utilizes various investment securities including, mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative expenses - Except for third party administration fees, which are paid by the Company, all other administrative expenses are paid by the Plan.

Benefit payments - Benefit payments to participants are recorded upon distribution.

Excess contributions payable - The Plan is required to return contributions to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2007

Note 3 – Investments

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Citizens South Banking Corporation Common Stock, 268,612 and 247,089 shares, respectively	$2,721,040	$3,197,332
Pentegra Retirement Services Stable Value Fund, 42,993 and 38,416 units, respectively	473,044	404,793
State Street Global Advisors S&P 500 Stock Fund, 2,087 and 2,137 units, respectively	592,124	574,621
State Street Global Advisors Midcap Stock Fund, 15,642 and 13,646 units, respectively	476,025	384,341
State Street Global Advisors Money Market Fund, 645,354 and 600,755 units, respectively	645,354	600,755

During the year ended December 31, 2007, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$(731,567)
Mutual Funds:
Equity Funds	116,054
Balanced Funds	31,117
Governmental Bond Funds	19,237
Net appreciation of investments	$(565,159)

Note 4 – Exempt party-in-interest transactions

Certain Plan investments are shares of mutual funds and company stock managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 268,612 and 247,089 units, respectively, of common stock of Citizens South Banking Corporation, the parent company of the sponsoring employer, with a cost basis of $2,194,286 and $1,939,012, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $122,010.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2007

Note 5 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 6 – Federal Income Tax status

Effective January 1, 1998, the Company has adopted, and from time to time has amended, a non-standardized form for a prototype profit sharing plan sponsored by Pentegra Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service dated March 7, 2002, as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied on by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 7 – Reconciliation to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$7,085,335	$7,176,095
Less: Contribution receivable not reflected on the Form 5500	25,089	22,772
Less: Adjustment for rounding	3	2
Net assets available for benefit per the Form 5500	$7,060,243	$7,153,321

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2007:

Net change in net assets available for benefits per the financial statements	$(90,760)
Plus: 2006 Contributions receivable	22,772
Less: 2007 Contributions receivable not reflected on Form 5500	(25,089)
Net change in net assets available for benefits per the Form 5500	$(93,077)

******

Citizens South Bank
Employees' Savings and Profit Sharing
Plan and Trust

EIN: 56-0233080
Plan Number: 004

Form 5500 Schedule H, Line 4i
Schedule of Assets Held At End of Year - December 31, 2007

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Citizens South Bank	Common Stock - 268,612 shares, par value of $0.01 per share	**	$2,721,040
*	Pentegra Retirement Services	Stable Value Fund - 42,993 units	**	473,044
	State Street Global Advisors	Moderate Strategic Balanced Fund - 13,443 units	**	196,198
	State Street Global Advisors	Conservative Strategic Balanced Fund - 7,831 units	**	123,462
	State Street Global Advisors	Aggressive Stratigic Balanced Fund - 9,621 units	**	127,230
	State Street Global Advisors	Russell 2000 Stock Fund - 9,336 units	**	235,538
	State Street Global Advisors	S&P 500 Stock Fund - 2,087 units	**	592,124
	State Street Global Advisors	S&P 500 Growth Stock Fund - 17,621 units	**	219,366
	State Street Global Advisors	S&P 500 Value Stock Fund - 26,894 units	**	340,123
	State Street Global Advisors	Midcap Stock Fund - 15,642 units	**	476,025
	State Street Global Advisors	Nasdaq 100 Stock Fund - 4,114 units	**	53,101
	State Street Global Advisors	US REIT Index Fund - 2,779 units	**	74,973
	State Street Global Advisors	International Stock Fund- 7,280 units	**	172,038
	State Street Global Advisors	Money Market Fund - 645,354 units	**	645,354
	State Street Global Advisors	Government Bond Fund - 23,341 units	**	271,667
	State Street Global Advisors	Aggregate Bond Fund - 399 units	**	7,351
*	Pentegra Retirement Services	Short-Term Investment Fund - 170,772 units	**	170,772
*	Participant loans	Loans, ranging 0-5 years maturity with interest rates of 5.00% to 10.50%	0	160,884
	Total assets held at end of year		$	$7,060,290

*	A party-in-interest transaction as defined by ERISA
**	Cost omitted for participant directed investments